

Provident Announces 10-Year Storage Agreement at Redwater, a 15% Increase in 2011 Adjusted EBITDA Guidance and Increased Capital Expenditure Guidance

News Release 27-11

October 6, 2011

All values are in Canadian dollars unless otherwise indicated.

CALGARY, ALBERTA – Provident Energy Ltd. (Provident) (TSX-PVE; NYSE-PVX) today announced that it has entered into a long-term storage agreement at its Redwater Facility, increased its 2011 Adjusted EBITDA guidance and increased its capital expenditure guidance.

"Over recent weeks, we have announced long-term fee-based storage agreements for over 2.5 million barrels of capacity, reflecting the strong market fundamentals around Provident's key assets" said Doug Haughey, President and Chief Executive Officer. "This strong demand also allowed us to materially increase our 2011 Adjusted EBITDA guidance and medium-term growth capital outlook."

Redwater Storage Agreement

At Redwater, Provident has entered into a 10-year crude oil storage agreement with a major producer and will be providing two underground storage caverns totaling approximately one million barrels of storage capacity on a fee-for-service basis. As part of the arrangement, Provident will convert one of its existing product caverns and will re-configure one of the five caverns currently under development at Redwater to accommodate the storage of crude oil products. The caverns are expected to be placed into crude oil service in Q2 2012 and Q2 2013. Incremental capital associated with the cavern conversions to crude oil has been included as part of Provident's updated capital guidance described below.

2011 Adjusted EBITDA Guidance

Provident is increasing its 2011 Adjusted EBITDA guidance range to $245 million to $285 million from the previous range of $210 million to $250 million, subject to market and operational assumptions including normal weather conditions. The revised range increases the midpoint of Provident's guidance from $230 million to $265 million. This guidance is based, in part, on average price assumptions for September through December 2011 of U.S. WTI crude of $85.00/bbl, AECO natural gas of $3.65/GJ, a Cdn/U.S. dollar exchange rate of $1.00 and a Mont Belvieu propane price at 74 percent of crude oil. This guidance also assumes that extraction premiums at Empress for 2011 will be near the high end of an updated range of between $5 and $8 per gigajoule.

The increase in guidance reflects an increase in pricing expectations for propane as a percentage of crude oil for the second half of 2011 as well as an increase in expected sales volumes. Higher sales volume expectations have been driven primarily by increasing supply and, correspondingly, production at Provident's Redwater West Facilities.

Capital Expenditure Guidance

Over the next two years, Provident plans to deploy approximately $280 million in growth capital, $135 million and $145 million in 2012 and 2013, respectively. This represents a material increase over the $70 million per year guidance previously provided.

Based on a substantial increase in new long-term fee-for-service opportunities, Provident's target is to deploy between $100 million and $125 million in growth capital annually beyond 2013. This also represents a substantial increase from the previously announced target of $70 million. Sustaining capital expenditures are expected to average between $10 million and $15 million annually.

The significant increase in growth capital targets reflects growing opportunities in Provident's key regions:

- Redwater West: Increased liquids-rich natural gas drilling in the Montney, BC area and growing activity levels in the Alberta oilsands have significantly increased the demand for NGL infrastructure and logistics services.

- Empress East: Liquids-rich drilling in the Appalachian shale plays in the United States and the company's expanding footprint as a crude oil and NGL services provider in the Bakken area have increased demand for transportation, storage, and fractionation services.

Provident Energy Ltd. is a Calgary-based corporation that owns and manages a natural gas liquids (NGL) infrastructure and logistics business. Provident's facilities are strategically located in Western Canada and in the premium NGL markets in Eastern Canada and the U.S. Provident provides monthly cash dividends to its shareholders and trades on the Toronto Stock Exchange and the New York Stock Exchange under the symbols PVE and PVX, respectively.

Investor and Media Contact:

Investor Relations

Kim Anderson
Director Finance & Investor Relations
Ashley Nuell
Investor Relations & Communications Analyst
Phone (403) 231-6710
Email: info@providentenergy.com

Corporate Head Office:

2100, 250 –2nd Street SW
Calgary, Alberta T2P 0C1
Phone: (403) 296-2233
Toll Free: 1-800-587-6299
Fax: (403) 264-5820
www.providentenergy.com